

October 29, 2013

<u>Via E-mail</u>
David Sindelar
Chief Executive Officer
Viasystems Group, Inc.
101 South Hanley Road
St. Louis, MO 63105

   Re: **Viasystems Group, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2012
       Filed February 15, 2013
       Form 10-Q for the Quarterly Period Ended June 30, 2013
       Filed August 7, 2013
       File No. 001-15755

Dear Mr. Sindelar:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

1. We note from the transcript to your Earnings Conference Call for the quarterly period ended June 30, 2013 that you describe first quarter sales as "seasonally low." We also note that your net sales in the first quarters of fiscal years 2012 and 2011 have been historically lower than in other quarters. In future filings, please confirm that you will disclose the extent to which your business is seasonal. Refer to Item 101(c)(1)(v) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow, page 44

2.   We note that cash provided by operating activities increased in 2012 "as the result of changes in working capital partially offset by lower net income." Please tell us what consideration was given to disclosing significant changes in working capital and the underlying reason(s) for such changes. In this regard, we note from your statements of cash flows that several working capital items, such as accounts receivable, inventory and accounts payable, changed significantly in 2012 however there is no discussion of the underlying reasons for these changes and the impact on your cash flows. Refer to Item 303(A)(1) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Financing Arrangements, page 45

3.   We note your disclosure of several covenants associated with your borrowings including that you must maintain a minimum fixed charge coverage ratio. Please tell us what consideration was given to disclosing your compliance with such covenants as of December 31, 2012.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Contingencies, page 74

4.   We note your disclosure on page 27 of litigation with certain Delphi Automotive companies ("Delphi"). Please tell us what consideration was given to disclosing this matter in the notes to the consolidated financial statements.

Note 12. Income Taxes, page 75

5.   We note that certain of your subsidiaries have tax holidays in China which resulted in lower income tax expense during the periods presented. Please tell us what consideration was given to disclosing the per share effects and the expiration dates of the tax holidays. Refer to SAB Topic 11.C.

6.   We note that you have not provided for federal taxes on the undistributed earnings of your international subsidiaries because such undistributed earnings are considered to be permanently reinvested in your international operations. Please tell us what consideration

was given to disclosing the amount of the unrecognized deferred tax liability related to the undistributed earnings, to the extent determination of that liability is practicable, or a statement that determination is not practicable. Refer to ASC 740-30-50-2(c).

Item 11. Executive Compensation, page 90

7.   We note from your disclosure in the table on page 18 of your Schedule 14A, which you incorporate by reference, that you provide minimal discussion and analysis as to how the equity component of your compensation is determined. For example, you do not disclose the performance goals on which you base the grant of performance share units. You also do not discuss and analyze how you determined the actual number of restricted stock shares and shares underlying your stock option grants and how and why those awards varied for each of the named executive officers. In future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its equity award determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. To the extent that it is appropriate to omit specific performance targets, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. For guidance, refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended June 30, 2013, Compared with the Three Months Ended June 30, 2012, page 19

8.   We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. For example, you disclose in the first paragraph on page 20 and also on page 24 that the decrease in sales from the automotive market was due to reduced manufacturing capacity, price reductions, and lower sales orders. Please tell us what consideration you have given to discussing the extent to which the decrease in net sales is attributable to a decrease in price or volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief